UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

Form 11-K
_____________

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number: 0-14939

America's Car-Mart, Inc. 401(K) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

America's Car-Mart, Inc.
802 SE Plaza Avenue, Suite 200
Bentonville, AR  72712
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2012 and 2011
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2012
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2012

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

AMERICA'S CAR-MART, INC. 401(k) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2012 and 2011

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2012	3

Notes to Financial Statements	4

Supplemental Schedule:

Form 5500, Schedule H – Part IV, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2012	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee/Plan Administrator
America's Car-Mart, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of America's Car-Mart, Inc. 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ HOGANTAYLOR LLP

Fayetteville, Arkansas
June 27, 2013

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Assets
Cash, non-interest bearing	$42,875	$19,777

Investments, at fair value	3,665,471	3,025,310

Receivables:
Notes receivable from participants	321,432	333,586
Accrued interest and dividends	655	670
Due from brokers for securities sold	238	7,127

Total receivables	322,325	341,383

Total assets	4,030,671	3,386,470

Liabilities
Refunds of excess contributions	41,534	50,093
Due to brokers for securities purchased	261	23,482

Total liabilities	41,795	73,575

Net assets available for benefits	$3,988,876	$3,312,895

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2012

Additions to net assets attributible to:
Investment income:
Interest and dividends	$35,927
Net appreciation in fair value of investments	300,074

Total investment income	336,001

Interest income on notes receivable from participants	13,504

Contributions:
Participants	625,386
Employer	212,888
Rollovers	98,486

Total contributions	936,760

Total additions	1,286,265

Deductions from net assets attributable to:
Benefits paid to participants	610,284

Net increase in net assets available for benefits	675,981

Net assets available for benefits, beginning of year	3,312,895

Net assets available for benefits, end of year	$3,988,876

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Note 1 – Description of Plan

America's Car-Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car-Mart, Inc. 401(k) Plan (the “Plan”) for the benefit of its employees.  The following description is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administrated by a committee appointed by the Company.  Bank of Oklahoma, N.A., (the “Trustee”) serves as the trustee of the Plan.  Bank of Oklahoma processes and maintains the records of the participant data and serves as the Plan's custodian.

Eligibility

Employees of the Company who have reached 21 years of age and have completed one year of service are eligible to participate in the Plan.  A year of service means a 12-consecutive month period in which an employee has 1,000 or more hours of service.  Participants may enroll in the Plan on the first day of the quarter after satisfying eligibility requirements.  Effective July 1, 2012, the Plan was amended to allow employees to make salary reduction contributions immediately following the later of their employment commencement date or the day they reach 21 years of age and are enrolled in the Plan immediately upon eligibility.  The amendment also provided for automatic enrollment at a 2% deferral rate.  Eligible employees not participating at July 1, 2012, were automatically enrolled in the Plan, unless they completed a negative election form.

Contributions

Each year, participants may contribute up to the maximum percentage of their compensation as defined by the Plan and dollar amount permissible under the Internal Revenue Code (the Code).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also rollover amounts from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, common collective trust funds and Employer stock as investment options for participants.

Under the automatic enrollment feature, participant contributions are initially invested in the MAP Target Date Fund based on the participant's birth date at the time of the first deferral contribution if no investment direction is made by the participant.  Eligible employees who do not want to make a contribution may elect to opt out of automatic enrollment, or they may elect a different contribution percentage.

The Plan also provides for discretionary Employer matching contributions, subject to limitations under the Code.  Employees of the Company who have reached 21 years of age and have completed one year of service are eligible to receive matching contributions.  A year of service means a 12-consecutive month period in which an employee has 1,000 or more hours of service.

During 2012, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 4% of qualifying participant's compensation.  Employer matching contributions are based on deferrals made each pay period.

Additional amounts may be contributed at the discretion of the Board of Directors of the Company.  There were no additional discretionary contributions made during 2012.

Vesting

Participants are immediately vested in their own contributions plus or minus any earnings or losses thereon.  Vesting of Employer contributions is based upon years of service according to the following schedule:

Years of Service	Vesting Percentage

One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon: 1) normal retirement (attainment of age 65); 2) disability; or 3) death.  Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during a 12-month period, or 50% of their vested account balance.  Loan terms are not to exceed five years, unless the loan is for a primary residence in which case the term for repayment may not exceed 15 years.  The loans are secured by the balance in the participant's account and bear interest at rates ranging from 4.25% to 7.5% which is based on prime plus one percent on the date of origination.  Only one loan may be outstanding at any given time. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming 100% vested are used to reduce Employer matching contributions.  During 2012, forfeitures in the amount of $16,025 were used to reduce the Employer match contribution.  The Plan did not have unallocated forfeitures at December 31, 2012 and 2011, respectively.

Participant accounts

Each participant's account is credited with the participant's contributions and Employer matching contributions, as well as allocations of Plan earnings.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits

Upon retirement, termination, disability or death, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account.  Additionally, participants are allowed to take an in-service withdrawal upon reaching the age 59½.

The Plan allows hardship withdrawals subject to account balance limits and applicable laws.

Upon employee termination, mandatory distributions are required for balances of less than $5,000.  Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Trustee.  For inactive employees who have reached age 70½, certain minimum distributions are required.

Administrative expenses

The Plan allows administrative expenses to be paid from the Plan's assets.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based on the terms of the Plan.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Code are recorded as a liability with a corresponding reduction to contributions.  The Plan distributed the 2012 excess contributions to the applicable participants prior to March 15, 2013.

Payment of benefits

Benefits are recorded when paid.  There were no benefit payments requested before year end that were not paid.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board issued new guidance to achieve fair value measurements and disclosure requirements in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards.  The guidance also clarifies the application of existing fair value measurements and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The new guidance is effective for periods beginning after December 15, 2011.  The Plan's management implemented this guidance for the plan year ended December 31, 2012.  This guidance did not have an impact on the Plan's financial statements.

Note 3 – Investments

The following table presents the fair value of the participant directed investments.  Individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2012 or 2011 are separately identified.

Investment Description	2012	2011

American Growth Fund of America	$-	$244,343
America's Car-Mart, Inc. Common Stock	554,972	482,101
Cavanal Hill Cash Management Fund	412,467	443,270
Fidelity Balanced	287,280	267,245
DFA International Value Fund	323,975	232,118
MAP Target 2030 Fund	201,211	-
Neuberger Berman Guardian Trust Fund	-	225,038
PIMCO Total Return Fund Institutional	304,595	239,941
Prudential Jennison Mid Cap Growth	352,109	328,462
T. Rowe Price Growth Stock Fund	257,938	-
Vanguard Small Cap Index	268,935	211,011
Vanguard 500 Index	250,517	-

For the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$253,745
Company common stock	9,741
Common collective trust funds	36,588

Total	$300,074

Note 4 – Fair Value Measurements

Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Fair value measurements are classified and disclosed in one of the following categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used as of December 31, 2012 and 2011.  During the years ended December 31, 2012 and 2011, there were no transfer of financial instruments between Level 1 and Level 2.  The Plan held no Level 3 assets as of December 31, 2012 or 2011.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Company common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds:   Stated at fair value as determined by the issuer of the common collective trust funds based on the fair market of the underlying investments.  There are no restrictions on redemptions from the common collective trust funds, and there are no unfunded commitments to them as of December 31, 2012.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	Fair Value Measurements at December 31, 2012 Using:
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Company common stock	$554,972	$-	$-	$554,972

Mutual funds:
Balanced	287,280	-	-	287,280
Growth	610,047	-	-	610,047
Value	478,611	-	-	478,611
Blended	830,752	-	-	830,752
Cash equivalents	412,467	-	-	412,467

Total mutual funds	2,619,157	-	-	2,619,157

Common collective trust funds:
Balanced	-	491,342	-	491,342

Total	$3,174,129	$491,342	$-	$3,665,471

	Fair Value Measurements at December 31, 2011 Using:
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Company common stock	$482,101	$-	$-	$482,101

Mutual funds:
Balanced	267,245	-	-	267,245
Growth	797,843	-	-	797,843
Value	349,335	-	-	349,335
Blended	453,911	-	-	453,911
Cash equivalents	443,270	-	-	443,270

Total mutual funds	2,311,604	-	-	2,311,604

Common collective trust funds:
Balanced	-	231,605	-	231,605

Total	$2,793,705	$231,605	$-	$3,025,310

Note 5 – Risks and Uncertainties

The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

Note 6 – Party-in-Interest Transactions

All common collective trust funds are managed by the Trustee.  Transactions with such funds qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services are included in net appreciation in the fair value of investments.

Cavanal Hill Investment Management Inc. manages the Cavanal Hill Cash Management Fund and is a wholly-owned subsidiary of the Trustee.

Certain administrative expenses incurred in connection with the Plan are paid by the Company.  In 2012, the Company paid approximately $50,000 in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses.  Certain administrative functions are performed by officers and employees of the Company.  No officer or employee receives compensation from the Plan for these services.

The Plan assets at December 31, 2012 and 2011, also include 13,696 and 12,305 shares, respectively, of America's Car-Mart, Inc. common stock having a fair value of $554,972 and $482,101, respectively.  The Company is the Plan Sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions.  Investment in Company common stock is participant directed.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, the participants would become fully vested in the Employer's contributions.

Note 8 – Tax Status

The Company adopted a non-standardized prototype plan (the “Prototype Plan”) sponsored by the Trustee.  The Internal Revenue Service (IRS) has determined and informed the Trustee by an opinion letter dated March 31, 2008, that the Prototype Plan is designed in accordance with applicable sections of the Code.  The Prototype Plan opinion letter has been relied on by the Plan.  Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code.  Therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt and no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the United States Department of Labor.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

SUPPLEMENTAL SCHEDULE

AMERICA'S CAR-MART, INC. 401(k) PLAN

FORM 5500, SCHEDULE H – Part IV, LINE 4i

SCHEDULE OF ASSETS (Held at End of Year)

EIN: 71-0791606

December 31, 2012

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Curent Value

*	Cavanal Hill	Cavanal Hill Cash Management Fund	$	**	$412,467
*	Bank of Oklahoma, N.A.	MAP Target 2010 Fund		**	64,717
*	Bank of Oklahoma, N.A.	MAP Target 2020 Fund		**	61,859
*	Bank of Oklahoma, N.A.	MAP Conservative Units		**	1,003
*	Bank of Oklahoma, N.A.	MAP Target 2030 Fund		**	201,211
*	Bank of Oklahoma, N.A.	MAP Target 2040 Fund		**	58,158
*	Bank of Oklahoma, N.A.	MAP Target 2050 Fund		**	92,232
*	Bank of Oklahoma, N.A.	MAP Target 2060 Fund		**	12,162
	Dimensional Fund Advisors	DFA International Value Fund		**	323,975
	Fidelity Investments	Fidelity Balanced		**	287,280
	MFS	MFS Value-A		**	133,322
	AIM	Invesco Intl Growth Fund Class A		**	6,705
	Artisan	Artisan Mid Cap Value		**	21,314
	PIMCO Funds	PIMCO Total Return Fund Institutional		**	304,595
	Prudential Jennison	Prudential Jennison Mid Cap Growth		**	352,109
	T. Rowe Price	T. Rowe Price Growth Stock Fund		**	257,938
	Vanguard	Vanguard Small Cap Index		**	268,935
	Vanguard	Vanguard 500 Index		**	250,517
*	America's Car-Mart, Inc.	America's Car-Mart, Inc. Common Stock		**	554,972
*	Notes receivable from participants	Loans to participants, interest rates ranging from 4.25% to 7.5%, varying maturity dates		-	321,432

*	Issuer is a party-in-interest to the Plan
**	Column (d) cost information not required as accounts are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrators of America's Car-Mart, Inc. 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA'S CAR-MART, INC. 401(K) PLAN
 June 27, 2013

By:   /s/ William H. Henderson
William H. Henderson
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Hogan Taylor LLP, Independent Registered Public Accounting Firm